===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending July 20, 1998

               Westpac Securitisation Management Pty Limited
               ---------------------------------------------
              (Translation of registrant's name into English)

          Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
          -----------------------------------------------------
                (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X   Form 40-F_____
                                 -----
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ______    No     X
                                             ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.






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

                         NOTEHOLDERS REPORT -SERIES 1998-1G

Date of Report-Determination Date     14-Jul-98

Housing Loan Collection Period        07-May-98         to           09-Jul-98
                                     (inclusive)                    (inclusive)

Days in Collection Period                 64

Coupon Period                         10-Jun-98         to           20-Jul-98
                                     (inclusive)                    (inclusive)

Days in Coupon Period                     40

3-month BBSW at beginning of
 coupon period                          5.6780%    3-month USD-LIBOR   5.66507%

Foreign Exchange Rate               0.62354525564

SUMMARY PAGE

Available Income                                26,753,018.38
Total Available Funds                           33,829,250.09
Accrued Interest Adjustment                     18,593,060.04
Redraws Made This Period                        11,056,120.00
Redraw Shortfall                                         0.00
Redraw Facility Draw                                     0.00
RFS Issued This Period                                   0.00
Trust Expenses                                     546,892.35
Total Payments                                  33,829,250.09
Payment Shortfall                                7,076,231.71
Principal Draw This Period                       7,076,231.71
Total Principal Draws Outstanding                7,076,231.71
Gross Principal Collections                    100,087,523.39
Principal Collections                           89,031,403.39
Excess Available Income                                  0.00
Excess Collections Distribution                          0.00
Liquidity Shortfall                                      0.00
Liquidity Net Draw/(Repayment) this period               0.00
Remaining Liquidity Shortfall                            0.00
Liquidation Loss                                         0.00
Principal Charge Offs                                    0.00
Prepayment Benefit Shortfall                             0.00
Average Daily Balance for Qtr                2,191,068,497.72
Subordinated Percentage                               2.2687%
Initial Subordinated Percentage                       2.3000%
Quarterly Percentage                                   0.000%

        Reuters information         Principal/100,000   Coupon/100,000

                     Class A   0.00        3,722.7915         645.0078
                     Class B   0.00            0.0000         658.8967

Stated Amount - AUD Equivalent       Percentage  Forex Percentage   Chargeoffs

        Class A  2,119,488,889.66     97.73127%        1.0000
        Class B     51,800,570.54      2.26873%

          TOTAL  2,171,289,460.20    100.00000%    100.00000%

Stated Amount - USD                             Bond Factor

           Class A  1,321,597,241.52               0.9627721           0.00
           Class B     32,300,000.00               1.0000000           0.00

            TOTAL   1,353,897,241.52               0.9636279           0.00


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


                                WST 1998-1G
                           DELINQUENCY STATISTICS

                    Collection Period Ended:    09-Jul-98

-------------------------------------------------------------------------------
                   Number    Current Balance   Installment    % by      % by
                   of Loans  Outstanding $A    Amount $A      Number    Balance
-------------------------------------------------------------------------------
    Current         19,201    2,010,587.906    14,986,160     93.31%     92.90%

    1-29 Days        1,299      145,025,895     1,163,214      6.31%      6.70%

    20-59 Days          68        7,429,754        54,247      0.33%      0.35%

    60-89 Days           9        1,139,773         8,414      0.04%      0.05%

    90-119               1           29,901           202      0.00%      0.00%
    Days

    120-149                                                    0.00%      0.00%
    Days

    150-179                                                    0.00%      0.00%
    Days

    180+ Day                                                   0.00%      0.00%
-------------------------------------------------------------------------------
    Total           20,578     2,164,213,229    16,212,23    100.00%    100.00%
-------------------------------------------------------------------------------



                                           $A

Scheduled Principal                    7,830,009.47
Unscheduled Principal                 80,722,772.05
Excess received at settlement            478,622.00
Principal Collections              ------------------
                                      89,031,403.52
                                   ------------------

Fixed Interest Rate Housing Loan        358,469,344
Variable Rate Housing Loans           1,805,743,885
                                   ------------------
                                      2,164,213,229
                                   ------------------




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




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                             Westpac Securitisation Management Pty Limited,
                             as Trust Manager for the Series 1998-1G WST Trust,
                             --------------------------------------------------
                             (Registrant)



Dated: August 5, 1998         By:  /s/ Lewis E. Love

                              Name:  Lewis E. Love
                              Title:  Secretary








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